Exhibit 99.1

LACLEDE GAS COMPANY
STATEMENTS OF INCOME
 (UNAUDITED)

	Three Months Ended		Nine Months Ended
	June 30,		June 30,
(Thousands)	2009	2008	2009	2008

Operating Revenues:
Utility	$160,332	$189,598	$958,901	$1,017,579
Other	585	630	1,781	2,156
Total Operating Revenues	160,917	190,228	960,682	1,019,735

Operating Expenses:
Utility
Natural and propane gas	87,841	112,896	656,244	713,263
Other operation expenses	33,900	34,285	110,452	108,487
Maintenance	6,659	6,543	20,454	18,592
Depreciation and amortization	9,190	8,819	27,489	26,295
Taxes, other than income taxes	13,821	14,549	60,395	60,485
Total Utility Operating Expenses	151,411	177,092	875,034	927,122
Other	555	569	1,670	2,099
Total Operating Expenses	151,966	177,661	876,704	929,221
Operating Income	8,951	12,567	83,978	90,514
Other Income and (Income Deductions) – Net	1,150	(152)	1,796	1,357
Interest Charges:
Interest on long-term debt	6,146	4,876	18,437	14,877
Other interest charges	737	1,306	5,158	8,042
Total Interest Charges	6,883	6,182	23,595	22,919
Income Before Income Taxes	3,218	6,233	62,179	68,952
Income Tax Expense	871	687	21,449	22,311
Net Income	2,347	5,546	40,730	46,641
Dividends on Redeemable Preferred Stock	—	8	15	27
Earnings Applicable to Common Stock	$2,347	$5,538	$40,715	$46,614

See Notes to Financial Statements.

LACLEDE GAS COMPANY
STATEMENTS OF COMPREHENSIVE INCOME
(UNAUDITED)

	Three Months Ended		Nine Months Ended
	June 30,		June 30,
(Thousands)	2009	2008	2009	2008

Net Income	$2,347	$5,546	$40,730	$46,641
Other Comprehensive Income, Before Tax:
Net gains (losses) on cash flow hedging derivative instruments:
Net hedging gain arising during period	272	—	378	—
Reclassification adjustment for gains included in net income	(34)	—	(34)	—
Net unrealized gains on cash flow hedging
derivative instruments	238	—	344	—
Amortization of actuarial loss included in net periodic
pension cost	49	43	149	129
Other Comprehensive Income, Before Tax	287	43	493	129
Income Tax Expense Related to Items of Other
Comprehensive Income	110	17	190	50
Other Comprehensive Income, Net of Tax	177	26	303	79
Comprehensive Income	$2,524	$5,572	$41,033	$46,720

See Notes to Financial Statements.

LACLEDE GAS COMPANY
BALANCE SHEETS
(UNAUDITED)

	June 30,	Sept. 30,	June 30,
(Thousands)	2009	2008	2008

ASSETS
Utility Plant	$1,268,173	$1,229,174	$1,215,336
Less: Accumulated depreciation and amortization	419,165	405,977	402,229
Net Utility Plant	849,008	823,197	813,107
Other Property and Investments	39,078	37,570	37,514

Current Assets:
Cash and cash equivalents	4,057	3,163	3,022
Accounts receivable:
Utility	95,691	98,708	106,566
Non-utility	1,703	1,601	1,562
Associated companies	272	3,028	168
Other	4,176	4,852	4,779
Allowances for doubtful accounts	(13,040)	(12,476)	(13,836)
Delayed customer billings	10,530	—	18,389
Inventories:
Natural gas stored underground at LIFO cost	53,202	206,194	84,186
Propane gas at FIFO cost	19,846	19,911	19,907
Materials, supplies, and merchandise at average cost	4,929	5,176	5,573
Derivative instrument assets	12,876	54,578	14,694
Unamortized purchased gas adjustments	4,769	33,411	3,341
Deferred income taxes	—	—	4,676
Prepayments and other	8,715	6,635	8,293
Total Current Assets	207,726	424,781	261,320

Deferred Charges:
Regulatory assets	388,869	334,755	267,574
Other	5,612	5,512	4,234
Total Deferred Charges	394,481	340,267	271,808
Total Assets	$1,490,293	$1,625,815	$1,383,749

LACLEDE GAS COMPANY
BALANCE SHEETS (Continued)
(UNAUDITED)

	June 30,	Sept. 30,	June 30,
(Thousands, except share amounts)	2009	2008	2008

CAPITALIZATION AND LIABILITIES
Capitalization:
Common stock and Paid-in capital (11,623, 10,416, and 10,391 shares issued, respectively)	$202,580	$157,883	$156,343
Retained earnings	217,677	202,535	218,226
Accumulated other comprehensive loss	(1,487)	(1,790)	(1,648)
Total Common Stock Equity	418,770	358,628	372,921
Redeemable preferred stock (less current sinking fund requirements)	—	467	467
Long-term debt	389,225	389,181	309,167
Total Capitalization	807,995	748,276	682,555

Current Liabilities:
Notes payable	133,000	215,900	58,600
Notes payable – associated companies	—	89,216	44,426
Accounts payable	28,767	58,483	73,382
Accounts payable – associated companies	424	—	9,021
Advance customer billings	—	25,548	—
Current portion of preferred stock	—	160	160
Wages and compensation accrued	13,736	12,197	13,267
Dividends payable	8,692	8,407	8,371
Customer deposits	13,839	14,020	14,923
Interest accrued	6,367	10,094	6,204
Taxes accrued	14,652	10,434	25,372
Deferred income taxes current	7,769	7,781	—
Other	9,950	8,720	5,106
Total Current Liabilities	237,196	460,960	258,832

Deferred Credits and Other Liabilities:
Deferred income taxes	244,636	222,379	232,974
Unamortized investment tax credits	3,809	3,973	4,030
Pension and postretirement benefit costs	101,991	98,513	71,164
Asset retirement obligations	26,222	26,817	27,226
Regulatory liabilities	45,231	42,191	84,436
Other	23,213	22,706	22,532
Total Deferred Credits and Other Liabilities	445,102	416,579	442,362
Total Capitalization and Liabilities	$1,490,293	$1,625,815	$1,383,749

See Notes to Financial Statements.

LACLEDE GAS COMPANY
STATEMENTS OF CASH FLOWS
(UNAUDITED)

	Nine Months Ended
	June 30,
(Thousands)	2009	2008

Operating Activities:
Net Income	$40,730	$46,641
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	27,489	26,295
Deferred income taxes and investment tax credits	12,556	(5,329)
Other – net	1,942	1,446
Changes in assets and liabilities:
Accounts receivable – net	6,911	1,250
Unamortized purchased gas adjustments	28,642	9,472
Deferred purchased gas costs	(43,926)	72,856
Accounts payable	(27,322)	33,741
Delayed customer billings – net	(36,078)	(43,829)
Taxes accrued	4,176	6,162
Natural gas stored underground	142,906	54,012
Other assets and liabilities	37,047	7,444
Net cash provided by operating activities	195,073	210,161

Investing Activities:
Capital expenditures	(38,554)	(40,164)
Other investments	(265)	168
Net cash used in investing activities	(38,819)	(39,996)

Financing Activities:
Maturity of First Mortgage Bonds	—	(40,000)
Repayment of short-term debt - net	(172,116)	(108,374)
Changes in book overdrafts	552	—
Dividends paid	(25,306)	(24,261)
Issuance of common stock to Laclede Group	41,584	2,905
Excess tax benefits from stock-based compensation	669	293
Preferred stock reacquired	(627)	(160)
Other	(116)	—
Net cash used in financing activities	(155,360)	(169,597)

Net Increase in Cash and Cash Equivalents	894	568
Cash and Cash Equivalents at Beginning of Period	3,163	2,454
Cash and Cash Equivalents at End of Period	$4,057	$3,022

Supplemental Disclosure of Cash Paid (Refunded) During the Period for:
Interest	$26,962	$27,825
Income taxes	(1,163)	11,584

See Notes to Financial Statements.

LACLEDE GAS COMPANY
NOTES TO FINANCIAL STATEMENTS

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These notes are an integral part of the accompanying financial statements of Laclede Gas Company (Laclede Gas or the Utility). In the opinion of Laclede Gas, this interim report includes all adjustments (consisting of only normal recurring accruals) necessary for the fair presentation of the results of operations for the periods presented. This Form 10-Q should be read in conjunction with the Notes to Financial Statements contained in Exhibit 99.1 of The Laclede Group Inc.’s (Laclede Group) Fiscal Year 2008 Form 10-K.
Laclede Gas is a regulated natural gas distribution utility having a material seasonal cycle. As a result, these interim statements of income for Laclede Gas are not necessarily indicative of annual results or representative of succeeding quarters of the fiscal year. Due to the seasonal nature of the business of Laclede Gas, earnings are typically concentrated in the November through April period, which generally corresponds with the heating season.
BASIS OF PRESENTATION - In compliance with generally accepted accounting principles, transactions between Laclede Gas and its affiliates as well as intercompany balances on Laclede Gas’ Balance Sheets have not been eliminated from the Laclede Gas financial statements.
Laclede Gas provides administrative and general support to affiliates. All such costs, which are not material, are billed to the appropriate affiliates. Also, Laclede Group may charge or reimburse Laclede Gas for certain tax-related amounts. Unpaid balances relating to these activities are reflected in the Laclede Gas Balance Sheets as Accounts receivable-Associated companies or as Accounts payable-associated companies. Additionally, Laclede Gas may, on occasion, borrow funds from or lend funds to affiliated companies. Unpaid balances relating to these arrangements, if any, are reflected in Notes receivable-associated companies or Notes payable-associated companies.
REVENUE RECOGNITION - Laclede Gas reads meters and bills its customers on monthly cycles. The Utility records its utility operating revenues from gas sales and transportation services on an accrual basis that includes estimated amounts for gas delivered, but not yet billed. The accruals for unbilled revenues are reversed in the subsequent accounting period when meters are actually read and customers are billed. The amounts of accrued unbilled revenues at June 30, 2009 and 2008, for the Utility, were $10.1 million and $10.9 million, respectively. The amount of accrued unbilled revenue at September 30, 2008 was $13.5 million.
CASH AND CASH EQUIVALENTS - All highly liquid debt instruments purchased with original maturities of three months or less are considered to be cash equivalents. Such instruments are carried at cost, which approximates market value. Outstanding checks on the Utility’s controlled disbursement bank accounts in excess of funds on deposit create book overdrafts (which are funded at the time checks are presented for payment) and are classified as Other Current Liabilities on the Balance Sheets. Changes in book overdrafts between periods are reflected as Financing Activities in the Statements of Cash Flows.
GROSS RECEIPTS TAXES - Gross receipts taxes associated with Laclede Gas’ natural gas utility service are imposed on the Utility and billed to its customers. These amounts are recorded gross in the Statements of Income. Amounts recorded in Utility Operating Revenues for the quarters ended June 30, 2009 and 2008 were $8.4 million, and $9.0 million, respectively. Amounts recorded in Utility Operating Revenues for the nine months ended June 30, 2009 and 2008 were $47.0 million and $47.2 million, respectively. Gross receipts taxes are expensed by the Utility and included in the Taxes, Other Than Income Taxes line.
SUBSEQUENT EVENTS - The preparation of financial statements in accordance with generally accepted accounting principles requires the consideration of events or transactions that occur after the balance sheet date but before the financial statements are issued. Depending on the nature of the subsequent event, financial statement recognition or disclosure of the subsequent event is required. In preparing its Financial Statements, Laclede Gas has evaluated subsequent events known through the time of this filing on July 31, 2009, the date the Financial Statements were issued.
STOCK-BASED COMPENSATION – Officers and employees of Laclede Gas, as determined by the Compensation Committee of Laclede Group’s Board of Directors, are eligible to be selected for awards under the Laclede Group 2006 Equity Incentive Plan. For Laclede Group’s non-employee directors, shares are awarded under the Restricted Stock Plan for Non-Employee Directors. Refer to Note 1 of the Financial Statements included in Exhibit 99.1 of Laclede Group’s Form 10-K for the fiscal year ended September 30, 2008 for descriptions of these plans. In January 2009, shareholders of Laclede Group approved an amendment to the Restricted Stock Plan for Non-Employee Directors (Plan), increasing the number of shares of common stock available under the Plan to 150,000 from 50,000. For awards made to its employees, the Utility records its allocation of compensation cost from Laclede Group with a corresponding increase to additional paid-in capital.

The amounts of compensation cost recognized for share-based compensation arrangements are presented below:

	Three Months Ended		Nine Months Ended
	June 30,		June 30,
(Thousands)	2009	2008	2009	2008

Total compensation cost	$845	$456	$2,677	$1,625
Compensation cost capitalized	(198)	(112)	(631)	(410)
Compensation cost recognized in net income	647	344	2,046	1,215
Income tax benefit recognized in net income	(250)	(133)	(789)	(470)
Compensation cost recognized in net income,
net of income tax	$397	$211	$1,257	$745

As of June 30, 2009, there was $5.3 million in unrecognized compensation cost related to nonvested share-based compensation arrangements that is expected to be allocated to the Utility over a weighted average period of 2.4 years.
NEW ACCOUNTING STANDARDS – In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 157, “Fair Value Measurements.” This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. The Statement applies to fair value measurements required under other accounting guidance that require or permit fair value measurements. Accordingly, this Statement does not require any new fair value measurements. The guidance in this Statement does not apply to Laclede Group’s stock-based compensation plans accounted for in accordance with SFAS No. 123(R), “Share-Based Payment.” The Utility partially adopted SFAS No. 157 on October 1, 2008 and elected the one-year deferral allowed by FASB Staff Position (FSP) No. FAS 157-2, which permits delayed application of SFAS No. 157 for nonfinancial assets and nonfinancial liabilities, except for those recognized or disclosed at fair value on a recurring basis. The partial adoption of SFAS No. 157 had no impact on the Utility’s financial position or results of operations. For disclosures required pursuant to SFAS No. 157, see Note 4, Fair Value Measurements. The Utility will adopt SFAS No. 157 for certain nonfinancial assets and nonfinancial liabilities (primarily asset retirement obligations) as of the beginning of fiscal year 2010 and does not anticipate that such adoption will have a material impact on the Utility’s financial position or results of operations.
In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans.” Laclede Gas adopted the recognition and disclosure provisions of this Statement effective September 30, 2007. The Statement also requires that plan assets and benefit obligations be measured as of the date of the employer’s fiscal year-end statement of financial position. In conjunction with adoption of this provision of SFAS No. 158, the Utility will be required to change its valuation date for its pension and other postretirement plans from June 30 to September 30. The Utility will adopt this provision on September 30, 2009. Adoption will require certain adjustments to retained earnings and other comprehensive income, the total amounts of which will not be known until the September 30, 2009 actuarial valuation of the plans is complete. However, the majority of these adjustments, attributable to the Utility’s qualified pension plans and other postretirement benefit plans, are expected to be deferred with entries to Regulatory assets.
In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities.” The Statement permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. SFAS No. 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. This Statement does not affect any existing accounting literature that requires certain assets and liabilities to be carried at fair value. Upon adoption of SFAS No. 159, entities are permitted to choose, at specified election dates, to measure eligible items at fair value (fair value option). Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings at each reporting date. The decision about whether to elect the fair value option is applied instrument by instrument with few exceptions. The decision is also irrevocable (unless a new election date occurs) and must be applied to entire instruments and not to portions of instruments. SFAS No. 159 requires that cash flows related to items measured at fair value be classified in the statement of cash flows according to their nature and purpose as required by SFAS No. 95, “Statement of Cash Flows” (as amended). The Utility adopted SFAS No. 159 on October 1, 2008. The Utility did not elect the fair value option for any instruments not currently reported at fair value. Therefore, the adoption of this Statement had no effect on the Utility’s financial position or results of operations.

In June 2007, the FASB ratified the consensus reached in Emerging Issues Task Force (EITF) Issue No. 06-11, “Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards.” This Issue addresses how an entity should recognize the tax benefit received on dividends that are (a) paid to employees holding equity-classified nonvested shares, equity-classified nonvested share units, or equity-classified outstanding share options and (b) charged to retained earnings under SFAS No. 123(R). The Task Force reached a consensus that such tax benefits should be recognized as an increase in additional paid-in capital. This EITF Issue also addresses how the accounting for these tax benefits is affected if an entity’s estimate of forfeitures changes in subsequent periods. With the adoption of this EITF issue on October 1, 2008, the Utility now records these income tax benefits as increases to additional paid-in capital. Previously, the Utility recorded these income tax benefits as reductions to income tax expense. Adoption of this EITF issue did not have a material effect on the Utility’s financial position or results of operations.
In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities.” This Statement amends SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” by requiring enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under SFAS No. 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. This Statement is effective for the Utility’s interim and annual financial statements beginning with the second quarter of fiscal year 2009. The Statement does not require disclosures for periods prior to initial adoption. The adoption of this standard had no effect on the Utility’s financial position or results of operations. For disclosures required pursuant to SFAS No. 161, see Note 5, Derivative Instruments and Hedging Activities.
In December 2008, the FASB issued FSP No. FAS 132(R)-1, “Employers’ Disclosures about Postretirement Benefit Plan Assets.” This FSP provides guidance on an employer’s disclosures about plan assets of a defined benefit pension or other postretirement plan. The FSP requires disclosure of information regarding investment policies and strategies, the categories of plan assets, fair value measurements of plan assets, and significant concentrations of risk. The Utility will be required to provide the additional disclosures with its annual financial statements for fiscal year 2010. The Utility is currently evaluating the provisions of this FSP.
In April 2009, the FASB issued FSP No. FAS 107-1 and APB 28-1, “Interim Disclosures about Fair Value of Financial Instruments.” This FSP requires entities to provide disclosure of the fair value of all financial instruments for which it is practicable to estimate that value, whether recognized or not recognized in the balance sheet, in interim reporting periods. Prior to the issuance of this FSP, such disclosures were required only in annual reporting periods. The FSP does not require disclosures for earlier periods presented for comparative purposes at initial adoption. The Utility adopted this FSP in the third quarter of fiscal year 2009. See Note 3, Fair Value of Financial Instruments, for the required disclosures.
In May 2009, the FASB issued SFAS No. 165, “Subsequent Events.” Subsequent events are events or transactions that occur after the balance sheet date but before financial statements are issued or are available to be issued. The Statement carries forward the guidance on this topic that is currently contained in the auditing literature, with certain minor changes that are not expected to significantly affect current practice. The Utility adopted the Statement on a prospective basis in the third quarter of fiscal 2009. The adoption of this Statement had no effect on the Utility’s financial statements. For disclosure of the date through which the Utility has evaluated subsequent events, see the Subsequent Events section above.
In June 2009, the FASB issued SFAS No. 168, “The FASB Accounting Standards CodificationTM and the Hierarchy of Generally Accepted Accounting Principles.” This Statement is a replacement of SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles,” which the Utility previously adopted on November 15, 2008 without any effect on the financial statements. SFAS No. 168 establishes the FASB Accounting Standards CodificationTM (Codification) as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with generally accepted accounting principles (GAAP). Laclede Gas is required to adopt SFAS No. 168 in the fourth quarter of fiscal year 2009. The Codification does not change GAAP, but it reorganizes the guidance into approximately 90 different topics using a consistent structure. Accordingly, the Utility expects that adoption of SFAS No. 168 will have no effect on its financial position, results of operations, or cash flows. Upon adoption of SFAS No. 168, essentially all existing non-Securities and Exchange Commission accounting guidance not included in the Codification is superseded and deemed nonauthoritative. As such, upon adoption, the Utility will modify certain references to specific accounting standards included in its filings.

2.	PENSION PLANS AND OTHER POSTRETIREMENT BENEFITS

Pension Plans

Laclede Gas has non-contributory defined benefit, trusteed forms of pension plans covering substantially all employees. Effective January 1, 2009, the Utility modified the calculation of future benefits under the primary plan from a years of service and final average compensation formula to a cash balance formula, which accrues benefits based on a percentage of compensation. Benefits attributable to plan participation prior to January 1, 2009 will be based on final average compensation at the date of termination of employment and years of service earned through January 1, 2009. Plan assets consist primarily of corporate and U.S. government obligations and pooled equity funds.
Pension costs for both the quarters ending June 30, 2009 and 2008 were $1.5 million, including amounts charged to construction. Pension costs for both the nine months ended June 30, 2009 and 2008 were $4.6 million, including amounts charged to construction.
The net periodic pension costs include the following components:

	Three Months Ended		Nine Months Ended
	June 30,		June 30,
(Thousands)	2009	2008	2009	2008

Service cost – benefits earned
during the period	$1,817	$3,243	$7,119	$9,728
Interest cost on projected
benefit obligation	5,230	4,670	15,727	14,010
Expected return on plan assets	(5,234)	(5,162)	(15,703)	(15,487)
Amortization of prior service cost	258	272	776	816
Amortization of actuarial loss	774	791	2,322	2,373
Sub-total	2,845	3,814	10,241	11,440
Regulatory adjustment	(1,296)	(2,280)	(5,594)	(6,840)
Net pension cost	$1,549	$1,534	$4,647	$4,600

Pursuant to the provisions of the Laclede Gas pension plans, pension obligations may be satisfied by lump-sum cash payments. Pursuant to a Missouri Public Service Commission (MoPSC or Commission) Order, lump-sum payments are recognized as settlements (which can result in gains or losses) only if the total of such payments exceeds 100% of the sum of service and interest costs. No lump-sum payments were recognized as settlements during the nine months ended June 30, 2009 and June 30, 2008.
Pursuant to a MoPSC Order, the return on plan assets is based on the market-related value of plan assets implemented prospectively over a four-year period. Gains or losses not yet includible in pension cost are amortized only to the extent that such gain or loss exceeds 10% of the greater of the projected benefit obligation or the market-related value of plan assets. Such excess is amortized over the average remaining service life of active participants. The recovery in rates for the Utility’s qualified pension plans is based on an allowance of $4.8 million annually effective August 1, 2007. The difference between this amount and pension expense as calculated pursuant to the above and that otherwise would be included in the Statements of Income and Statements of Comprehensive Income is deferred as a regulatory asset or regulatory liability.

Postretirement Benefits

Laclede Gas provides certain life insurance benefits at retirement. Medical insurance is available after early retirement until age 65. The transition obligation not yet includible in postretirement benefit cost is being amortized over 20 years. Postretirement benefit costs for both the quarters ended June 30, 2009 and 2008 were $1.9 million, including amounts charged to construction. Postretirement benefit costs for both the nine months ended June 30, 2009 and 2008 were $5.7 million, including amounts charged to construction.
Net periodic postretirement benefit costs consisted of the following components:

	Three Months Ended		Nine Months Ended
	June 30,		June 30,
(Thousands)	2009	2008	2009	2008

Service cost – benefits earned
during the period	$1,283	$1,140	$3,849	$3,420
Interest cost on accumulated
postretirement benefit obligation	1,169	977	3,509	2,931
Expected return on plan assets	(594)	(509)	(1,782)	(1,528)
Amortization of transition obligation	34	34	102	102
Amortization of prior service cost	(582)	(582)	(1,746)	(1,746)
Amortization of actuarial loss	878	746	2,632	2,238
Sub-total	2,188	1,806	6,564	5,417
Regulatory adjustment	(278)	104	(833)	314
Net postretirement benefit cost	$1,910	$1,910	$5,731	$5,731

Missouri state law provides for the recovery in rates of SFAS No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions,” accrued costs provided that such costs are funded through an independent, external funding mechanism. Laclede Gas established Voluntary Employees’ Beneficiary Association (VEBA) and Rabbi trusts as its external funding mechanisms. VEBA and Rabbi trusts’ assets consist primarily of money market securities and mutual funds invested in stocks and bonds.
Pursuant to a MoPSC Order, the return on plan assets is based on the market-related value of plan assets implemented prospectively over a four-year period. Gains and losses not yet includible in postretirement benefit cost are amortized only to the extent that such gain or loss exceeds 10% of the greater of the accumulated postretirement benefit obligation or the market-related value of plan assets. Such excess is amortized over the average remaining service life of active participants. Previously, the recovery in rates for the postretirement benefit costs was based on an alternative methodology for amortization of unrecognized gains and losses as ordered by the MoPSC. The Commission ordered that the recovery in rates be based on an annual allowance of $7.6 million, effective August 1, 2007. The difference between this amount and postretirement benefit cost based on the above and that otherwise would be included in the Statements of Income and Statements of Comprehensive Income is deferred as a regulatory asset or regulatory liability.

3.	FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts and estimated fair values of financial instruments at June 30, 2009 are as follows:

(Thousands)	Carrying Amount	Fair Value

Cash and cash equivalents	$4,057	$4,057
Marketable securities	9,506	9,506
Derivative instrument assets	12,876	12,876
Short-term debt	133,000	133,000
Long-term debt	389,225	387,996

The carrying amounts for cash and cash equivalents and short-term debt approximate fair value due to the short maturity of these instruments. The fair value of long-term debt is based on market prices for similar issues. The fair values of marketable securities and derivative instrument assets are valued as described in Note 4, Fair Value Measurements.

4.	FAIR VALUE MEASUREMENTS

As discussed in the New Accounting Standards section of Note 1, effective October 1, 2008, the Utility partially adopted the provisions of SFAS No. 157. This Statement establishes a three-level hierarchy for fair value measurements that prioritizes the inputs used to measure fair value. Assessment of the significance of a particular input to the fair value measurements may require judgment and may affect the valuation of the asset or liability and its placement within the fair value hierarchy.
The following table categorizes the assets and liabilities in the Balance Sheet that are accounted for at fair value on a recurring basis in periods subsequent to initial recognition.

As of June 30, 2009
(Thousands)	Quoted Prices in Active Markets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Effects of Netting and Cash Margin Receivables /Payables	Total
Assets
Marketable securities	$9,506	$—	$—	$—	$9,506
Derivative instruments	6,147	—	—	6,729	12,876
Total	$15,653	$—	$—	$6,729	$22,382

Liabilities
Derivative instruments	$87,206	$—	$—	$(87,206)	$—

Marketable securities included in Level 1 are mutual funds valued based on quoted market prices of identical securities that are provided by the trustees of these securities. Derivative instruments included in Level 1 are valued using quoted market prices on the New York Mercantile Exchange (NYMEX). Marketable securities are included in the Other investments line of the Balance Sheets. Liabilities for derivative instruments, if any, are included in the Other line of the Current Liabilities section of the Balance Sheets. Derivative assets and liabilities, including receivables and payables associated with cash margin requirements, are presented net in the Balance Sheets when a legally enforceable netting agreement exists between Laclede Gas and the counterparty to a derivative contract.

5.	DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

Laclede Gas has a risk management policy that allows for the purchase of natural gas derivative instruments with the goal of managing price risk associated with purchasing natural gas on behalf of its customers. This policy prohibits speculation. The policy permits the Utility to hedge up to 70% of its normal volumes purchased for up to a 36-month period. Costs and cost reductions, including carrying costs, associated with the Utility’s use of natural gas derivative instruments are allowed to be passed on to the Utility’s customers through the operation of its Purchased Gas Adjustment (PGA) Clause, through which the MoPSC allows the Utility to recover gas supply costs, subject to prudence review. Accordingly, Laclede Gas does not expect any adverse earnings impact as a result of the use of these derivative instruments. The Utility does not designate these instruments as hedging instruments under SFAS No. 133 because gains or losses associated with the use of these derivative instruments are deferred and recorded as regulatory assets or regulatory liabilities pursuant to SFAS No. 71, “Accounting for the Effects of Certain Types of Regulation,” and, as a result, have no direct impact on the Statements of Income. The timing of the operation of the PGA clause may cause interim variations in short-term cash flows because the Utility is subject to cash margin requirements associated with changes in the values of these instruments. Nevertheless, carrying costs associated with such requirements are recovered through the PGA Clause.
From time to time, Laclede Gas purchases NYMEX futures contracts to help stabilize operating costs associated with forecasted purchases of gasoline and diesel fuels used to power vehicles and equipment used in the course of its business. At June 30, 2009, Laclede Gas held 0.6 million gallons of gasoline futures contracts at an average price of $1.32 per gallon and 0.04 million gallons of heating oil futures contracts (to hedge diesel fuel purchases) at an average price of $1.30 per gallon. Most of these futures contracts, the longest of which extends to 2010, are designated as cash flow hedges of forecasted transactions pursuant to SFAS No. 133. The gains or losses on these derivative instruments are not subject to the Utility’s PGA Clause.
Derivative instruments designated as cash flow hedges of forecasted transactions are recognized on the Balance Sheets at fair value and the change in the fair value of the effective portion of these hedge instruments is recorded, net of tax, in Other Comprehensive Income (OCI). Accumulated Other Comprehensive Income (AOCI) is a component of Total Common Stock Equity. Amounts are reclassified from AOCI into earnings when the hedged items affect net income, using the same revenue or expense category that the hedged item impacts. Based on market prices at June 30, 2009, it is expected that approximately $0.3 million of pre-tax unrealized gains will be reclassified into the Statements of Income during the next twelve months. Cash flows from hedging transactions are classified in the same category as the cash flows from the items that are being hedged in the Statements of Cash Flows.
The Utility’s derivative instruments consist primarily of NYMEX positions. The NYMEX is the primary national commodities exchange on which natural gas derivatives are traded. NYMEX-traded contracts are supported by the financial and credit quality of the clearing members of the NYMEX and have nominal credit risk. Open NYMEX natural gas futures positions at June 30, 2009 were as follows:

	MMBtu (millions)	Avg. Price Per MMBtu
Open long futures positions
Fiscal 2009	3.82	$8.68
Fiscal 2010	14.55	8.78
Fiscal 2011	6.58	8.55
Fiscal 2012	0.60	8.31

At June 30, 2009, Laclede Gas also had 18.4 million MMBtu of other price risk mitigation in place through the use of NYMEX natural gas option-based strategies.

The Effect of Derivative Instruments on the Statements of Income and Statements of Comprehensive Income

	Location of Gain (Loss) Recorded in Income	Three Months Ended June 30, 2009	Six Months Ended June 30, 2009 (a)
(Thousands)

Derivatives in SFAS No. 133 Cash Flow Hedging Relationships

NYMEX gasoline and heating oil contracts

Effective portion of gain recognized in OCI on derivative		$272	$378

Effective portion of gain reclassified from accumulated OCI to income	Other Utility Operating Expenses	34	34

Ineffective portion of gain on derivative recognized in income	Other Utility Operating Expenses	50	81

Derivatives Not Designated as Hedging Instruments under SFAS No. 133 (b)

NYMEX gasoline and heating oil contracts

Gain recognized in income on derivative	Other Income and (Income Deductions) – Net	$10	$17

(a)	The Utility prospectively adopted SFAS No. 161 in the second quarter of fiscal year 2009. Accordingly, amounts disclosed in this column exclude activity prior to January 1, 2009.
(b)	Gains and losses on Laclede Gas’ NYMEX natural gas derivative instruments, which are not designated as hedging instruments under SFAS No. 133, are deferred and recorded as regulatory assets or regulatory liabilities pursuant to SFAS No. 71. These gains and losses are excluded from the table above because they have no direct impact on the Statements of Income.

Fair Value of Derivative Instruments in the Balance Sheet at June 30, 2009

	Asset Derivatives			Liability Derivatives
(Thousands)	Balance Sheet Location	Fair Value	*	Balance Sheet Location	Fair Value	*
Derivatives designated as hedging instruments under SFAS No. 133

NYMEX gasoline and heating oil contracts	Derivative Instrument Assets	$387		Derivative Instrument Assets	$—

Derivatives not designated as hedging instruments under SFAS No. 133

NYMEX natural gas contracts	Derivative Instrument Assets	5,751		Derivative Instrument Assets	87,206

NYMEX gasoline and heating oil contracts	Derivative Instrument Assets	9		Derivative Instrument Assets	—
Sub-total		5,760			87,206
Total derivatives		$6,147			$87,206

*
The fair values of Asset Derivatives and Liability Derivatives exclude the fair value of cash margin receivables or payables with counterparties subject to netting arrangements. At June 30, 2009, the amounts excluded were $94.1 million in receivables and $0.2 million in payables, all of which were associated with NYMEX contracts. Fair value amounts of derivative contracts (including the fair value amounts of cash margin receivables and payables) for which there is a legal right to set off are presented net on the Balance Sheets. As such, the gross balances presented in the table above are not indicative of the Utility’s net economic exposure. Refer to Note 4, Fair Value Measurements, for information on the valuation of derivative instruments.

6.	OTHER INCOME AND (INCOME DEDUCTIONS) – NET

	Three Months Ended		Nine Months Ended
	June 30,		June 30,
(Thousands)	2009	2008	2009	2008

Interest income	$494	$71	$2,029	$1,615
Other income	884	472	2,070	1,012
Other income deductions	(228)	(695)	(2,303)	(1,270)
Other Income and (Income Deductions) – Net	$1,150	$(152)	$1,796	$1,357

The increase in Other Income and (Income Deductions) – Net for the quarter ended June 30, 2009, compared with the quarter ended June 30, 2008 was primarily due to higher net investment income.
The increase in Other Income and (Income Deduction) – Net for the nine months ended June 30, 2009, compared with the nine months ended June 30, 2008, was primarily due to increased income associated with carrying costs applied to under-recoveries of gas costs and higher net investment income, partially offset by proceeds received related to the Utility’s interest, as a policyholder, in the sale of a mutual insurance company, and other variations. Carrying costs on under-recoveries of gas costs are recovered through the Utility’s PGA Clause.

7.	INFORMATION BY OPERATING SEGMENT

The Regulated Gas Distribution segment consists of the regulated operations of Laclede Gas. The Non-Regulated Other segment includes the retail sale of gas appliances. There are no material intersegment revenues.

	Regulated	Non-	Adjustments
	Gas	Regulated	&
(Thousands)	Distribution	Other	Eliminations	Total

Three Months Ended
June 30, 2009
Operating revenues	$160,332	$585	$—	$160,917
Net income	2,329	18	—	2,347
Total assets	1,488,404	1,889	—	1,490,293

Nine Months Ended
June 30, 2009
Operating revenues	$958,901	$1,781	$—	$960,682
Net income	40,662	68	—	40,730
Total assets	1,488,404	1,889	—	1,490,293

Three Months Ended
June 30, 2008
Operating revenues	$189,598	$630	$—	$190,228
Net income	5,509	37	—	5,546
Total assets	1,382,002	1,747	—	1,383,749

Nine Months Ended
June 30, 2008
Operating revenues	$1,017,579	$2,156	$—	$1,019,735
Net income	46,606	35	—	46,641
Total assets	1,382,002	1,747	—	1,383,749

8.	COMMITMENTS AND CONTINGENCIES

Commitments

Laclede Gas has entered into various contracts, expiring on dates through 2017, for the storage, transportation, and supply of natural gas. Minimum payments required under the contracts in place at June 30, 2009 are estimated at approximately $326 million. Additional contracts are generally entered into prior to or during the heating season. Laclede Gas recovers its costs from customers in accordance with the PGA Clause.

Leases and Guarantees

Laclede Gas has several operating leases for the rental of vehicles that contain provisions requiring Laclede Gas to guarantee certain amounts related to the residual value of the leased property. These leases have various terms, the longest of which extends into 2014. At June 30, 2009, the maximum guarantees under these leases are $1.7 million. As of June 30, 2009, the Utility believes that it is unlikely that it will be subject to the maximum payment amount because it estimates that the residual value of the leased vehicles will be adequate to satisfy most of the guaranteed amounts. At June 30, 2009, the carrying value of the liability recognized for these guarantees was $0.3 million.

Contingencies

Laclede Gas owns and operates natural gas distribution, transmission, and storage facilities, the operations of which are subject to various environmental laws, regulations, and interpretations. While environmental issues resulting from such operations arise in the ordinary course of business, such issues have not materially affected Laclede Gas’ financial position and results of operations. As environmental laws, regulations, and their interpretations change, however, Laclede Gas may be required to incur additional costs. See Note 12 to the Financial Statements included in Exhibit 99.1 of Laclede Group’s Fiscal Year 2008 Form 10-K for information relative to environmental matters generally.
As reported in the Utility’s Form 10-K for the fiscal year ended September 30, 2008, Laclede Gas has identified three sites on which manufactured gas plant operations took place where the Utility faces the risk of environmental liabilities. One site is currently owned by an agency of the City of Saint Louis (the owner agency). An affiliated City agency (the development agency) has selected a developer with whom it is negotiating a final site development contract which contemplates remediation and redevelopment of the property. In conjunction with the redevelopment, Laclede Gas and another former site owner have entered into an agreement with the owner and development agencies as well as their parent agency, the private developer of the property, and an environmental consultant (Remediation Agreement). Under the Remediation Agreement, the development agency and the private developer agreed to remediate the site, and Laclede Gas and the other former owner are to be released by the involved City agencies, the private developer, and the environmental consultant from certain liabilities for the past and current environmental condition of the property. Also under that agreement Laclede Gas and the former site owner agreed to pay, at the closing of the transaction, a small percentage of the cost of remediation (subject to a maximum amount). The transactions contemplated by the Remediation Agreement are expected to close during the fourth quarter of fiscal year 2009. The amount Laclede Gas expects to pay under the Remediation Agreement is not material and will not have a material impact on the future financial condition or results of operations of Laclede Gas.
On December 28, 2006, the MoPSC Staff proposed a disallowance of $7.2 million related to Laclede Gas’ recovery of its purchased gas costs applicable to fiscal 2005. On September 14, 2007, the Staff withdrew its pursuit of $5.5 million of the disallowance it had originally proposed. The remaining $1.7 million pertains to Laclede Gas’ purchase of gas from its marketing affiliate, Laclede Energy Resources (LER). Laclede Gas believes that the remaining portion of the proposed disallowance lacks merit and is vigorously opposing the adjustment in proceedings before the MoPSC. As such, no amount has been recorded in the financial statements for this proposed disallowance.
The MoPSC Staff has also proposed disallowances of gas costs relating to Laclede Gas purchases of gas supply from LER for fiscal years 2006 and 2007. On December 31, 2007, the MoPSC Staff proposed a disallowance of $2.8 million applicable to fiscal 2006, and on December 31, 2008, the MoPSC Staff proposed a disallowance of $1.5 million applicable to fiscal 2007. Laclede Gas believes that these proposed disallowances also lack merit and is vigorously opposing them in proceedings before the MoPSC. As such, no amount has been recorded in the financial statements for these proposed disallowances.
In the December 31, 2007 filing, the MoPSC Staff also raised questions regarding whether certain sales and capacity release transactions subject to the Federal Energy Regulatory Commission (FERC)’s oversight were consistent with the FERC’s regulations and policies regarding capacity release. Laclede Group commenced an internal review of the questions raised by the MoPSC Staff and notified the FERC Staff that it took this action. Subsequently, as a result of the internal review, Laclede Group has provided the FERC Staff with a report regarding compliance of sales and capacity release activities with the FERC’s regulations and policies. On July 23, 2008, the FERC Staff requested additional information which Laclede Group provided on August 22, 2008 and September 2, 2008. On February 11, 2009, the FERC Staff submitted follow-up questions to Laclede Group’s August and September 2008 responses, to which Laclede Group responded on February 25, 2009. On March 2, 2009, FERC Staff requested clarification of certain aspects of Laclede Group’s February 25, 2009 response, which Laclede Group clarified on March 4, 2009.
Laclede Gas is involved in other litigation, claims, and investigations arising in the normal course of business. While the results of such litigation cannot be predicted with certainty, management, after discussion with counsel, believes that the final outcome will not have a material adverse effect on the financial position or results of operations of the Utility.

ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

LACLEDE GAS COMPANY

This management’s discussion analyzes the financial condition and results of operations of Laclede Gas Company (Laclede Gas or the Utility). It includes management’s view of factors that affect its business, explanations of past financial results including changes in earnings and costs from the prior year periods, and their effects on overall financial condition and liquidity.

Certain matters discussed in this report, excluding historical information, include forward-looking statements. Certain words, such as “may,” “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan,” “seek,” and similar words and expressions identify forward-looking statements that involve uncertainties and risks. Future developments may not be in accordance with our expectations or beliefs and the effect of future developments may not be those anticipated. Among the factors that may cause results to differ materially from those contemplated in any forward-looking statement are:

•	weather conditions and catastrophic events, particularly severe weather in the natural gas producing areas of the country;
•
volatility in gas prices, particularly sudden and sustained changes in natural gas prices, including the related impact on margin deposits associated with the use of natural gas derivative instruments;

•	the impact of higher natural gas prices on our competitive position in relation to suppliers of alternative heating sources, such as electricity;
•	changes in gas supply and pipeline availability; particularly those changes that impact supply for and access to our service area;
•	legislative, regulatory and judicial mandates and decisions, some of which may be retroactive, including those affecting
	•	allowed rates of return
	•	incentive regulation
	•	industry structure
	•	purchased gas adjustment provisions
	•	rate design structure and implementation
	•	regulatory assets
	•	franchise renewals
	•	environmental or safety matters
	•	taxes
	•	pension and other postretirement benefit liabilities and funding obligations
	•	accounting standards;
•	the results of litigation;
•	retention of, ability to attract, ability to collect from, and conservation efforts of customers;
•
capital and energy commodity market conditions, including the ability to obtain funds with reasonable terms for necessary capital expenditures and general operations and the terms and conditions imposed for obtaining sufficient gas supply;

•	discovery of material weakness in internal controls; and
•	employee workforce issues.

Readers are urged to consider the risks, uncertainties, and other factors that could affect our business as described in this report. All forward-looking statements made in this report rely upon the safe harbor protections provided under the Private Securities Litigation Reform Act of 1995. We do not, by including this statement, assume any obligation to review or revise any particular forward-looking statement in light of future events.

The Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the Utility’s Financial Statements and the Notes thereto.

LACLEDE GAS COMPANY

RESULTS OF OPERATIONS

Overview

Laclede Gas is regulated by the Missouri Public Service Commission (MoPSC or Commission) and serves the City of St. Louis and parts of ten counties in eastern Missouri. Laclede Gas delivers natural gas to retail customers at rates and in accordance with tariffs authorized by the MoPSC. The Utility’s earnings are primarily generated by the sale of heating energy. The Utility’s weather mitigation rate design lessens the impact of weather volatility on Laclede Gas customers during cold winters and stabilizes the Utility’s earnings by recovering fixed costs more evenly during the heating season. Due to the seasonal nature of the business of Laclede Gas, earnings are typically concentrated in the November through April period, which generally corresponds with the heating season.

Based on the nature of the business of the Utility, as well as current economic conditions, management focuses on the following key variables in evaluating financial condition and results of operations and managing the business:

•	the Utility’s ability to recover the costs of distribution of natural gas to its customers;
•	the impact of weather and other factors, such as customer conservation, on revenues and expenses;
•	adjusting to changes in the regulatory environment as well as decisions by regulators that impact the Utility’s ability to earn its authorized rate of return;
•	managing the Utility’s ability to access credit markets and maintain working capital sufficient to meet operating requirements; and,
•	managing the business in a period of natural gas price volatility.

Further information regarding how management seeks to manage these key variables is discussed below.

Improving performance and mitigating the impact of weather fluctuations on Laclede Gas’ customers while improving the ability to recover its authorized distribution costs and return continues to be fundamental components of Laclede Gas’ strategy. The Utility’s distribution costs are the essential, primarily fixed expenditures it must incur to operate and maintain more than 16,000 miles of mains and services comprising its natural gas distribution system and related storage facilities. The Utility’s distribution costs include wages and employee benefit costs, depreciation and maintenance expenses, and other regulated utility operating expenses, excluding natural and propane gas expense. Distribution costs are considered in the ratemaking process and recovery of these types of costs is included in revenues generated through the Utility’s tariff rates, as approved by the MoPSC. As previously reported, Laclede Gas has undertaken an evaluation of the Utility’s natural gas storage field, which was developed more than 50 years ago, to assess the field’s current and future capabilities. While not yet complete, the assessment has provided information that should result in improved efficiencies in managing the operation of the field. Based on this initial assessment, inventory balances included in the Balance Sheet as of June 30, 2009 have been reclassified consistent with the results of the evaluation and management’s expectations regarding the future operation of the storage field. In addition, Laclede Gas is working continually to improve its ability to provide reliable natural gas service at a reasonable cost, while maintaining and building a secure and dependable infrastructure. The settlement of the Utility’s 2007 rate case resulted in enhancements to the Utility’s weather mitigation rate design that better ensures the recovery of its fixed costs and margins despite variations in sales volumes due to the impacts of weather and other factors that affect customer usage. The Utility’s income from off-system sales remains subject to fluctuations in market conditions. Effective October 1, 2007, the Utility is allowed to retain 15% to 25% of the first $6 million in annual income earned (depending on the level of income earned) and 30% of income exceeding $6 million annually. Some of the factors impacting the level of off-system sales include the availability and cost of the Utility’s natural gas supply, the weather in its service area, and the weather in other markets. When Laclede Gas’ service area experiences warmer-than-normal weather while other markets experience colder weather or supply constraints, some of the Utility’s natural gas supply is available for off-system sales and there may be a demand for such supply in other markets. See the Regulatory Matters section on page 22 of this report for additional information on regulatory issues.

While the price of natural gas has moderated recently, Laclede Gas continues to work actively to reduce the impact of higher costs associated with wholesale natural gas prices by strategically structuring its natural gas supply portfolio to increase its gas supply availability and pricing alternatives and through the use of derivative instruments to protect its customers from significant changes in the commodity price of natural gas. Nevertheless, the overall cost of purchased gas remains subject to fluctuations in market conditions. The Utility’s Purchased Gas Adjustment (PGA) Clause allows Laclede Gas to flow through to customers, subject to prudence review, the cost of purchased gas supplies, including costs, cost reductions, and related carrying costs associated with the use of derivative instruments to hedge the purchase price of natural gas, as well as gas inventory carrying costs. The Utility believes it will continue to be able to obtain sufficient gas supply. High natural gas prices and other economic conditions may affect sales volumes, due to the conservation efforts of customers, and cash flows associated with the timing of collection of gas costs and related accounts receivable from customers. Long-term increases in the wholesale cost of natural gas supplies may adversely impact the Utility’s competitive position compared with alternative energy sources.

The Utility relies on both short-term credit and long-term capital markets, as well as cash flows from operations, to satisfy its seasonal cash requirements and fund its cost of capital expenditures. Laclede Gas’ ability to issue commercial paper supported by lines of credit, to issue long-term bonds, or to obtain new lines of credit is dependent on current conditions in the credit and capital markets. Management continues to focus on maintaining a strong balance sheet and believes it currently has adequate access to credit and capital markets and will have sufficient capital resources to meet its foreseeable obligations.  See the Liquidity and Capital Resources section on page 25 for additional information.

Quarter Ended June 30, 2009

Earnings

Laclede Gas’ net income for the quarter ended June 30, 2009 was $2.3 million, compared with net income of $5.5 million for the quarter ended June 30, 2008. The decrease in net income was primarily due to the following factors (quantified on a pre-tax basis, except for income tax items):

•
the effect of lower system gas sales volumes, primarily due to a return to more seasonable weather during the quarter ended June 30, 2009, compared with significantly cooler weather during the same quarter last year, and other variations totaling $2.8 million; and,

•	the effect of higher income tax expense quarter-over-quarter primarily due to the net effect of various property-related deductions totaling $1.0 million.

These factors were partially offset by:

•	higher Infrastructure System Replacement Surcharge (ISRS) revenues totaling $1.0 million.

Utility Operating Revenues

Laclede Gas passes on to Utility customers (subject to prudence review) increases and decreases in the wholesale cost of natural gas in accordance with its PGA Clause. The volatility of the wholesale natural gas market results in fluctuations from period to period in the recorded levels of, among other items, revenues and natural gas cost expense. Nevertheless, increases and decreases in the cost of gas associated with system gas sales volumes have no direct effect on net revenues and net income.

Utility Operating Revenues for the quarter ended June 30, 2009 were $160.3 million, or $29.3 million less than the same period last year. Temperatures experienced in the Utility’s service area during the quarter were 13.0% warmer than the same quarter last year but 6.1% colder than normal. Total system therms sold and transported were 0.12 billion for the quarter ended June 30, 2009 compared with 0.13 billion for the same period last year. Total off-system therms sold and transported were 0.04 billion for the quarter ended June 30, 2009 compared with 0.03 billion for the same period last year. The decrease in Utility Operating Revenues was primarily attributable to the following factors:

(Millions)
Lower prices charged for off-system sales	$(26.9)
Higher off-system sales volumes	6.9
Lower wholesale gas costs passed on to Utility customers (subject to prudence review by the MoPSC)	(5.5)
Lower system sales volumes and other variations	(4.8)
Higher ISRS revenues	1.0
Total Variation	$(29.3)

Utility Operating Expenses

Utility Operating Expenses for the quarter ended June 30, 2009 decreased $25.7 million from the same quarter last year. Natural and propane gas expense decreased $25.1 million, or 22.2%, from last year’s level, primarily attributable to lower off-system gas expense, lower rates charged by our suppliers, and decreased volumes purchased for sendout. Other operation and maintenance expenses decreased $0.3 million, or 0.7%, primarily due to a gain on the disposal of assets and other minor variations, partially offset by increases in compensation expenses. Depreciation and amortization expense increased $0.4 million, or 4.2%, primarily due to additional depreciable property. Taxes, other than income taxes, decreased $0.7 million, or 5.0%, primarily due to decreased gross receipts taxes (attributable to lower revenues).

Other Income and (Income Deductions) – Net

Other Income and (Income Deductions) – Net increased $1.3 million primarily due to higher net investment income.

Interest Charges

The $0.7 million increase in interest charges was primarily due to higher interest on long-term debt, primarily attributable to the issuance of $80.0 million principal amount of 6.35% First Mortgage Bonds on September 23, 2008. This increase was largely offset by lower interest on short-term debt. Average short-term interest rates were 0.6% for the quarter ended June 30, 2009 compared with 2.9% for the quarter ended June 30, 2008. Average short-term borrowings were $168.4 million for the quarter ended June 30, 2009 compared with $111.4 million for the quarter ended June 30, 2008.

Income Taxes

The $0.2 million increase in income taxes was primarily due to the net effect of various property-related deductions and the recognition of previously unrecognized tax benefits recorded during the quarter ended June 30, 2008 pursuant to Financial Accounting Standards Board Interpretation No. 48 (FIN 48), “Accounting for Uncertainty in Income Taxes,” partially offset by lower pre-tax income.

Nine Months Ended June 30, 2009

Earnings

Laclede Gas’ net income for the nine months ended June 30, 2009 was $40.7 million, compared with net income of $46.6 million for the nine months ended June 30, 2008. The $5.9 million decrease in net income was primarily due to the following factors (quantified on a pre-tax basis, except for income tax items):

•	increases in operation and maintenance expenses, excluding the provision for uncollectible accounts, totaling $4.9 million;
•	the effect of the recognition of previously unrecognized tax benefits and the reversal of related expenses recorded during the nine months ended June 30, 2008, totaling $1.5 million; and,
•	the effect of lower system gas sales volumes and other variations totaling $1.4 million.

These factors were partially offset by:

•	higher ISRS revenues totaling $2.8 million;
•	a lower provision for uncollectible accounts totaling $1.1 million; and,
•	higher income from off-system sales and capacity release totaling $1.0 million.

Utility Operating Revenues

Utility Operating Revenues for the nine months ended June 30, 2009 were $958.9 million, or $58.7 million less than the same period last year. Temperatures experienced in the Utility’s service area during the nine months ended June 30, 2009 were 1.9% warmer than the same period last year and 1.1% warmer than normal. Total system therms sold and transported were 0.83 billion for the nine months ended June 30, 2009 compared with 0.85 billion for the same period last year. Total off-system therms sold and transported were 0.16 billion for the nine months ended June 30, 2009 compared with 0.14 billion for the same period last year. The decrease in Utility Operating Revenues was primarily attributable to the following factors:

(Millions)
Lower prices charged for off-system sales	$(63.1)
Higher off-system sales volumes	19.4
Lower system sales volumes and other variations	(10.7)
Lower wholesale gas costs passed on to Utility customers (subject to prudence review by the MoPSC)	(7.1)
Higher ISRS revenues	2.8
Total Variation	$(58.7)

Utility Operating Expenses

Utility Operating Expenses for the nine months ended June 30, 2009 decreased $52.1 million from the same period last year. Natural and propane gas expense decreased $57.0 million, or 8.0%, from last year’s level, primarily attributable to lower off-system gas expense, decreased volumes purchased for sendout, and lower rates charged by our suppliers. Other operation and maintenance expenses increased $3.8 million, or 3.0%, primarily due to increases in compensation expenses and higher maintenance charges, partially offset by a lower provision for uncollectible accounts and a gain on the disposal of assets. Depreciation and amortization expense increased $1.2 million, or 4.5%, primarily due to additional depreciable property.

Other Income and (Income Deductions) - Net

Other Income and (Income Deductions) – Net increased $0.4 million primarily due to increased income associated with carrying costs applied to under-recoveries of gas costs and higher net investment income, partially offset by the effect of proceeds received last year related to the Utility’s interest, as a policyholder, in the sale of a mutual insurance company, and other variations. Carrying costs on under-recoveries of gas costs are recovered through the Utility’s PGA Clause.

Interest Charges

The $0.7 million increase in interest charges was primarily due to an increase in interest on long-term debt primarily attributable to the issuance of $80.0 million principal amount of 6.35% First Mortgage Bonds on September 23, 2008, largely offset by lower interest on short-term debt. Average short-term interest rates were 1.8% for the nine months ended June 30, 2009 compared with 4.3% for the nine months ended June 30, 2008. Average short-term borrowings were $262.8 million for the nine months ended June 30, 2009 compared with $194.9 million for the nine months ended June 30, 2008.

Income Taxes

The $0.9 million decrease in income taxes was primarily due to lower pre-tax income, largely offset by the effect of the recognition of previously unrecognized tax benefits recorded during the nine months ended June 30, 2008 pursuant to FIN 48.

Labor Agreement

The Missouri Natural Division of Laclede Gas has a labor agreement with Local 884 of the United Steel, Paper and Forestry, Rubber, Manufacturing, Energy, Allied-Industrial and Service Workers International Union, which represents approximately 5% of Laclede Gas’ employees. On April 15, 2009, a new four-year labor agreement was reached replacing the prior agreement which expired on that same date. The new agreement, which expires at midnight on April 14, 2013, includes revisions to the defined benefit pension plan formula, changes in wage rates and work rules, and other modifications that enable the Utility to provide high quality service to its customers and control operating costs while continuing to provide competitive wages, pension, and healthcare benefits to its employees.

REGULATORY MATTERS

During fiscal 2006, the MoPSC approved permanent modifications to the Cold Weather Rule affecting the disconnection and reconnection practices of utilities during the winter heating season. Those modifications included provisions to allow the Utility to obtain accounting authorizations and defer for future recovery certain costs incurred with the modifications. During fiscal 2007, the Utility deferred for future recovery $2.7 million of costs associated with the fiscal 2007 heating season. On October 31, 2007, the Utility filed for determination and subsequent recovery of the deferred amount. On November 16, 2007, the MoPSC directed the MoPSC Staff and the Missouri Office of Public Counsel (Public Counsel) to submit their positions regarding the Utility’s filing by February 28, 2008. On February 28, 2008, the Utility and the MoPSC Staff filed a Non-Unanimous Stipulation & Agreement in which these parties agreed to a recovery of $2.5 million of costs. The Non-Unanimous Stipulation & Agreement was opposed by Public Counsel, and a hearing in this matter was held before the Commission on March 31, 2008. On April 17, 2008, the Commission issued its Report and Order approving the $2.5 million cost recovery recommended by the Utility and the MoPSC Staff. Consistent with the approved amount, the Utility recorded a reduction in its deferral totaling $0.2 million during the quarter ended March 31, 2008. On May 29, 2008, Public Counsel appealed the MoPSC’s April 17 Order to the Cole County, Missouri Circuit Court. On January 6, 2009, the Court issued its judgment affirming the Commission’s order approving the Cold Weather Rule compliance cost amount that the Utility and Staff had recommended over Public Counsel’s objection. On February 9, 2009, Public Counsel appealed the Circuit Court’s affirmation of the MoPSC’s April 17, 2008 Order to the Court of Appeals for the Western District of Missouri.

On December 28, 2006, the MoPSC Staff proposed a disallowance of $7.2 million related to Laclede Gas’ recovery of its purchased gas costs applicable to fiscal 2005. On September 14, 2007, the Staff withdrew its pursuit of $5.5 million of the disallowance it had originally proposed. The remaining $1.7 million pertains to Laclede Gas’ purchase of gas from its marketing affiliate, Laclede Energy Resources (LER). Laclede Gas believes that the remaining portion of the proposed disallowance lacks merit and is vigorously opposing the adjustment in proceedings before the MoPSC. As such, no amount has been recorded in the financial statements for this proposed disallowance.

The MoPSC Staff has also proposed disallowances of gas costs relating to Laclede Gas purchases of gas supply from LER for fiscal years 2006 and 2007. On December 31, 2007, the MoPSC Staff proposed a disallowance of $2.8 million applicable to fiscal 2006, and on December 31, 2008, the MoPSC Staff proposed a disallowance of $1.5 million applicable to fiscal 2007. Laclede Gas believes that these proposed disallowances also lack merit and is vigorously opposing them in proceedings before the MoPSC. As such, no amount has been recorded in the financial statements for these proposed disallowances.

In the December 31, 2007 filing, the MoPSC Staff also raised questions regarding whether certain sales and capacity release transactions, subject to the Federal Energy Regulatory Commission (FERC)’s oversight, were consistent with the FERC’s regulations and policies regarding capacity release. The Laclede Group Inc. (Laclede Group) commenced an internal review of the questions raised by the MoPSC Staff and notified the FERC Staff that it took this action. Subsequently, as a result of the internal review, Laclede Group has provided the FERC Staff with a report regarding compliance of sales and capacity release activities with the FERC’s regulations and policies. On July 23, 2008, the FERC Staff requested additional information, which Laclede Group provided on August 22, 2008 and September 2, 2008. On February 11, 2009, the FERC Staff submitted follow-up questions to the Laclede Group’s August and September 2008 responses, to which Laclede Group responded on February 25, 2009. On March 2, 2009, FERC Staff requested clarification of certain aspects of Laclede Group’s February 25, 2009 response, which Laclede Group clarified on March 4, 2009.

On July 9, 2008, Laclede Gas made a tariff filing with the MoPSC that would make the payment provisions for the restoration of gas service under the Utility’s Cold Weather Rule available to customers in the summer of 2008 and enable the Utility to increase or decrease its PGA rates to correct for any shortfall or surplus created by the difference between the gas cost portion of the Utility’s actual net bad debt write-offs and the amount of such cost that is embedded in its existing rates. The MoPSC suspended the tariff on August 5, 2008 and established a procedural schedule to consider the Utility’s filing. As a result, the Cold Weather Rule portion of the filing is now moot. A formal hearing pertaining to the bad debt portion of the filing was held on January 5, 2009. On April 15, 2009, the Commission issued its Order rejecting the Utility’s tariffs. Laclede Gas has filed a petition with the Circuit Court of Cole County seeking judicial review of the Commission’s decision.

On November 21, 2008, the Utility made an ISRS filing with the Commission designed to increase revenues by $1.9 million annually. After the Utility updated the filing, on February 4, 2009, the MoPSC approved an annual increase of $2.1 million that became effective February 6, 2009. On April 28, 2009, the Utility made an ISRS filing with the Commission designed to increase revenues by an additional $2.5 million annually. On July 15, 2009, the MoPSC approved the increase, which became effective July 16, 2009.

CRITICAL ACCOUNTING POLICIES

Our discussion and analysis of our financial condition, results of operations, liquidity, and capital resources is based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. Generally accepted accounting principles require that we make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We evaluate our estimates on an ongoing basis. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. Our critical accounting policies used in the preparation of our Financial Statements are described in Exhibit 99.1 of Laclede Group’s Form 10-K for the fiscal year ended September 30, 2008 and include the following:

•	Allowances for doubtful accounts
•	Employee benefits and postretirement obligations
•	Regulated operations

There were no significant changes to these critical accounting policies during the nine months ended June 30, 2009. For discussion of other significant accounting policies, see Note 1 to the Financial Statements included in Exhibit 99.1 of Laclede Group’s Form 10-K for the fiscal year ended September 30, 2008.

ACCOUNTING PRONOUNCEMENTS

Laclede Gas has evaluated, or is in the process of evaluating, the impact that recently issued accounting standards will have on the Utility’s financial position or results of operations upon adoption. For disclosures related to the adoption of new accounting standards, see the New Accounting Standards section of Note 1 to the Financial Statements.

FINANCIAL CONDITION

CREDIT RATINGS

As of June 30, 2009, credit ratings for outstanding securities for Laclede Gas issues were as follows:

Type of Facility	S&P	Moody’s	Fitch
Laclede Gas Issuer Rating	A		A-
Laclede Gas First Mortgage Bonds	A	A3	A+
Laclede Gas Commercial Paper	A-1	P-2	F1

The Utility has investment grade ratings, and believes that it will have adequate access to the financial markets to meet its capital requirements. These ratings remain subject to review and change by the rating agencies.

CASH FLOWS

Laclede Gas’ short-term borrowing requirements typically peak during colder months when Laclede Gas borrows money to cover the lag between when it purchases its natural gas and when its customers pay for that gas. Changes in the wholesale cost of natural gas (including cash payments for margin deposits associated with the Utility’s use of natural gas derivative instruments), variations in the timing of collections of gas cost under the Utility’s PGA Clause, the seasonality of accounts receivable balances, and the utilization of storage gas inventories cause short-term cash requirements to vary during the year and from year to year, and can cause significant variations in the Utility’s cash provided by or used in operating activities.

Net cash provided by operating activities for the nine months ended June 30, 2009 was $195.1 million, compared with $210.2 million for the same period last year. The difference is primarily attributable to variations associated with the timing of the collections of gas cost under the Utility’s PGA Clause, including the net effect of this year’s increase in cash payments for margin deposits associated with the Utility’s use of natural gas derivative instruments and the utilization of storage gas inventories. These variations were partially offset by reduced cash payments to Laclede Group for the Utility’s allocation of income taxes this year.

Net cash used in investing activities for the nine months ended June 30, 2009 was $38.8 million compared with $40.0 million for the nine months ended June 30, 2008. Cash used in investing activities primarily reflected capital expenditures in both periods.

Net cash used in financing activities was $155.4 million for the nine months ended June 30, 2009 compared with $169.6 million for the nine months ended June 30, 2008. The variation primarily reflects the effect of the maturity of long-term debt last year and the sale of additional shares of common stock to Laclede Group this year, partially offset by increases in net repayments of short-term debt this year.

LIQUIDITY AND CAPITAL RESOURCES

Short-term Debt

As indicated above, the Utility’s short-term borrowing requirements typically peak during the colder months. These short-term cash requirements can be met through the sale of commercial paper supported by lines of credit with banks. Laclede Gas has a syndicated line of credit in place of $320 million from 10 banks, with the largest portion provided by a single bank being 17.5%. This line expires in December 2011. In November 2008, the Utility established a seasonal line of credit of $75 million, which expired in March 2009. Including both lines of credit, the largest portion provided by a single bank was 26.8%. During the nine months ended June 30, 2009, Laclede Gas utilized both its syndicated line of credit and commercial paper for short-term funding. Commercial paper outstanding at June 30, 2009 was $133.0 million, and there were no outstanding bank line advances. The weighted average interest rate on the short-term borrowings was 0.4% per annum at June 30, 2009. Based on total short-term borrowings at June 30, 2009, a change in interest rate of 100 basis points would increase or decrease pre-tax earnings and cash flows by approximately $1.3 million on an annual basis. Portions of such increases or decreases may be offset through the application of PGA carrying costs. Although Laclede Gas borrowed funds from Laclede Group from time to time within the nine months ended June 30, 2009, there were no such borrowings outstanding at the end of the period. The Utility had short-term borrowings (including borrowings from Laclede Group) aggregating to a maximum of $386.4 million at any one time during the nine months ended June 30, 2009. Excluding borrowings from Laclede Group, the Utility’s maximum borrowings for the period were $309.9 million.

Laclede Gas’ lines of credit include covenants limiting total debt, including short-term debt, to no more than 70% of total capitalization and requiring earnings before interest, taxes, depreciation, and amortization (EBITDA) to be at least 2.25 times interest expense. On June 30, 2009, total debt was 56% of total capitalization. For the twelve months ended June 30, 2009, EBITDA was 3.73 times interest expense.

Long-term Debt

At June 30, 2009, Laclede Gas had fixed-rate long-term debt totaling $390 million. While these long-term debt issues are fixed-rate, they are subject to changes in fair value as market interest rates change. However, increases or decreases in fair value would impact earnings and cash flows only if Laclede Gas were to reacquire any of these issues in the open market prior to maturity.

Equity and Shelf Registration

Laclede Gas has on file with the Securities and Exchange Commission an effective shelf registration on Form S-3 for issuance of $350 million of First Mortgage Bonds, unsecured debt, and preferred stock, of which $270 million remains available to Laclede Gas at this time. The Utility has authority from the MoPSC until February 15, 2010 to issue up to $500 million in First Mortgage Bonds, unsecured debt, and equity securities, of which $370.8 million remained available under this authorization as of June 30, 2009. During the nine months ended June 30, 2009, pursuant to this authority, the Utility sold 1,207 shares of its common stock to Laclede Group for $41.6 million. On June 30, 2009, the Utility filed an application with the MoPSC requesting authority to issue debt securities and preferred stock, including on a private placement basis, as well as to issue common stock, receive paid-in capital, and enter into capital lease agreements, all for a total of up to $600 million over the next three years. This application is under review by the Commission at this time. The amount, timing, and type of additional financing to be issued will depend on cash requirements and market conditions, as well as future MoPSC authorizations.

On March 31, 2009, Laclede Gas redeemed all of its outstanding 5% Series B and 4.56% Series C preferred stock, totaling $0.6 million, at its par value of $25 per share in addition to the dividend paid on that same date.

Guarantees

Laclede Gas has several operating leases for the rental of vehicles that contain provisions requiring Laclede Gas to guarantee certain amounts related to the residual value of the leased property. These leases have various terms, the longest of which extends into 2014. At June 30, 2009, the maximum guarantees under these leases were $1.7 million. However, the Utility estimates that the residual value of the leased vehicles will be adequate to satisfy most of the guaranteed amounts. At June 30, 2009, the carrying value of the liability recognized for these guarantees was $0.3 million.

Other

Utility capital expenditures were $38.6 million for the nine months ended June 30, 2009, compared with $40.2 million for the same period last year.

Capitalization at June 30, 2009, consisted of 51.8% common stock equity and 48.2% long-term debt.

It is management’s view that Laclede Gas has adequate access to capital markets and will have sufficient capital resources, both internal and external, to meet its anticipated capital requirements, which primarily include capital expenditures, scheduled maturities of long-term debt, short-term seasonal needs, and dividends.

The seasonal nature of Laclede Gas’ sales affects the comparison of certain balance sheet items at June 30, 2009 and at September 30, 2008, such as Accounts receivable – net, Gas stored underground, Notes payable, Accounts payable, Regulatory assets and Regulatory liabilities, and Delayed and Advance customer billings. The Balance Sheet at June 30, 2008 is presented to facilitate comparison of these items with the corresponding interim period of the preceding fiscal year.

CONTRACTUAL OBLIGATIONS

As of June 30, 2009, Laclede Gas had contractual obligations with payments due as summarized below (in millions):

		Payments due by period
		Remaining			Fiscal Years
Contractual Obligations	Total	Fiscal Year 2009	Fiscal Years 2010-2011	Fiscal Years 2012-2013	2014 and thereafter
Principal Payments on Long-Term Debt	$390.0	$—	$25.0	$25.0	$340.0
Interest Payments on Long-Term Debt	512.0	2.5	48.4	45.1	416.0
Operating Leases (a)	16.3	1.4	8.8	4.4	1.7
Purchase Obligations – Natural Gas (b)	326.2	36.9	154.5	100.8	34.0
Purchase Obligations – Other (c)	103.2	7.3	25.9	17.4	52.6
Total (d)	$1,347.7	$48.1	$262.6	$192.7	$844.3

(a)
Operating lease obligations are primarily for office space, vehicles, and power operated equipment. Additional payments will be incurred if renewal options are exercised under the provisions of certain agreements.

(b)
These purchase obligations represent the minimum payments required under existing natural gas transportation and storage contracts and natural gas supply agreements. These amounts reflect fixed obligations as well as obligations to purchase natural gas at future market prices, calculated using June 30, 2009 New York Mercantile Exchange futures prices. Laclede Gas recovers the costs related to its purchases, transportation, and storage of natural gas through the operation of its PGA Clause, subject to prudence review; however, variations in the timing of collections of gas costs from customers affect short-term cash requirements. Additional contractual commitments are generally entered into prior to or during the heating season.

(c)	These purchase obligations reflect miscellaneous agreements for the purchase of materials and the procurement of services necessary for normal operations.
(d)
The categories of Capital Leases and Other Long-Term liabilities have been excluded from the table above because there are no applicable amounts of contractual obligations under these categories. Also, commitments related to pension and postretirement benefit plans have been excluded from the table above. The Utility does not expect to make any contributions to its qualified, trusteed pension plans during the remainder of fiscal year 2009. Laclede Gas anticipates a $0.4 million contribution relative to its non-qualified pension plans during the remainder of fiscal year 2009. With regard to the postretirement benefits, the Utility anticipates it will contribute $3.3 million to the qualified trusts and $0.1 million directly to participants from Laclede Gas’ funds during the remainder of fiscal year 2009. For further discussion of the Utility’s pension and postretirement benefit plans, refer to Note 2, Pension Plans and Other Postretirement Benefits, of the Notes to Financial Statements.

MARKET RISK

Laclede Gas’ commodity price risk, which arises from market fluctuations in the price of natural gas, is primarily managed through the operation of its PGA Clause. The PGA Clause allows Laclede Gas to flow through to customers, subject to prudence review, the cost of purchased gas supplies. The Utility is allowed the flexibility to make up to three discretionary PGA changes during each year, in addition to its mandatory November PGA change, so long as such changes are separated by at least two months. The Utility is able to mitigate, to some extent, changes in commodity prices through the use of physical storage supplies and regional supply diversity. Laclede Gas also has a risk management policy that allows for the purchase of natural gas derivative instruments with the goal of managing its price risk associated with purchasing natural gas on behalf of its customers. This policy prohibits speculation. Costs and cost reductions, including carrying costs, associated with the Utility’s use of natural gas derivative instruments are allowed to be passed on to the Utility’s customers through the operation of its PGA Clause. Accordingly, Laclede Gas does not expect any adverse earnings impact as a result of the use of these derivative instruments. However, the timing of recovery for cash payments related to margin requirements may cause short-term cash requirements to vary. Nevertheless, carrying costs associated with such requirements, as well as other variations in the timing of collections of gas costs, are recovered through the PGA Clause. For more information about the Utility’s natural gas derivative instruments, see Note 5, Derivative Instruments and Hedging Activities, to the Financial Statements.

The Utility is also subject to interest rate risk associated with its long-term and short-term debt issuances. Refer to the Liquidity and Capital Resources section of this Management’s Discussion and Analysis for information about the effect of changes in interest rates.

ENVIRONMENTAL MATTERS

Laclede Gas owns and operates natural gas distribution, transmission, and storage facilities, the operations of which are subject to various environmental laws, regulations, and interpretations. While environmental issues resulting from such operations arise in the ordinary course of business, such issues have not materially affected Laclede Gas’ financial position and results of operations. As environmental laws, regulations, and their interpretations change, however, Laclede Gas may be required to incur additional costs. For information relative to environmental matters, see Note 12 to the Financial Statements included in Exhibit 99.1 of the Laclede Group’s Form 10-K for the fiscal year ended September 30, 2008. For changes during the nine months ended June 30, 2009, see Note 8, Commitments and Contingencies, to the Financial Statements of this report.

OFF-BALANCE SHEET ARRANGEMENTS

Laclede Gas has no off-balance sheet arrangements.